PE
4/1/02

02029878

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . April 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Eli Shohet
VP - Business Development
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7463

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES AGREEMENT TO ACQUIRE BAYER FRANCE GENERIC OPERATIONS

Jerusalem, Israel, April 4, 2002 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today, further to the release dated February 5, 2002, that it has reached an agreement with Bayer Pharma S.A. to acquire Bayer Classics S.A., its French generic pharmaceutical marketing company and related manufacturing facility for a purchase price of €97 million. Bayer Classics S.A. is the third largest supplier of generic pharmaceuticals to the French retail market. The transaction is expected to be completed during the second quarter of 2002.

Israel Makov, Teva's Chief Operating Officer, stated, "This acquisition will enable Teva to become a major player in the fast growing emerging generic pharmaceutical market in France further enhancing our leading position in Europe."

Teva, through the combination of its existing operations in France and the operations of Bayer Classics S.A. will offer the French market 72 generic products (in 153 presentations) and will have 49 products in the pipeline of pending generic product registrations. For the last six months ending March 31, 2002, Bayer Classics had revenues exceeding €26 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical Industries Limited
....
(Registrant)

By: Dan S. Suesskind
Dan Suesskind
Chief Financial Officer

Date: April 5, 2002